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Exhibit 1

         One of a kind

ABER DIAMOND CORPORATION
THIRD QUARTER REPORT
NINE MONTHS ENDED OCTOBER 31, 2004

Highlights

The Company recorded sales during the quarter ended October 31, 2004 of $104.1 million of which $35.1 million represents sales of Harry Winston Inc.

Aber's net earnings for the quarter were $8.5 million with earnings per share of $0.15 (cash earnings per share of $0.801) as compared to net earnings $12.3 million and earnings per share of $0.21 (cash earnings per share of $0.631) for the second quarter.

Aber's share of diamonds recovered from the Diavik mine were 0.9 million carats for the three months ended September 30, 2004, and 0.9 million carats for the three months ended June 30, 2004. On a calendar year-to-date basis, Aber's shares of diamonds recovered were 2.4 million carats.

Cash operating costs from the Diavik Mine were $20 per carat for the three months ended September 30, 2004, and $19 per carat for the three months ended June 30, 2004. On a calendar year-to-date basis, cash operating costs were $21 per carat.

Diavik Diamond Mines Inc. has presented a revised mine plan that calls for increased throughput during calendar 2005 yielding 8.5 to 9.5 million carats.

Aber is pleased to announce the implementation of a plan to return value to shareholders in the form of cash dividends combined with a share repurchase program.

1
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. See "Non-Canadian GAAP Performance Measures" in the Company's Management's Discussion and Analysis for the three and nine months ended October 31, 2004 for a reconciliation of earnings to cash earnings.

Management's Discussion and Analysis
(All figures are in United States dollars unless otherwise indicated)

Prepared as of December 6, 2004

        The following is management's interim discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three and nine months ended October 31, 2004, and its financial position as at October 31, 2004. This MD&A is based on the Company's unaudited consolidated financial statements for the three and nine months ended October 31, 2004 prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2004 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2004. Unless otherwise specified, all financial information is presented in United States dollars. All references to "third quarter" refer to the three months of Aber ended October 31, 2004.

        This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 25 of this Interim Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

        The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

        Certain comparative figures have been reclassified to conform to the current year's presentation.

Summary Discussion

        Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds received from its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories, to the global market. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), a premier retailer of diamond jewelry.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

        The rough diamond market is now undergoing a period of consolidation as the industry digests the substantial, demand driven price increases that have occurred over the last year and a half. The principal factors driving diamond demand have been the strong United States economy, which consumes approximately one-half of the world's diamond production, as well as a tightened supply following the completion of the sell-down of a significant historical stockpile by De Beers.

        Diamonds are a complex product with different categories of diamonds being used in very different applications. With diamond encrusted watches currently being fashionable, small polished stones, and the categories of rough diamonds used to produce them, are in strong demand, as well as the larger, better quality stones that are the core of the U.S. solitaire market. In contrast, prices for intermediate sizes and qualities have languished somewhat recently.

        Management believes that the fundamentals of the diamond supply market remain particularly healthy with no substantial new production on the horizon while demand continues to grow in both the existing core markets as well as emerging markets in China and India.

Retail Jewelry Market

        U.S. consumer confidence continued to decline during the quarter as pre-election uncertainty and high gas prices made people more cautious about the future. Activity is expected to pick up now that that the election is over and consumers look to the holiday season. In Japan, the improvement in fundamental economic indicators has not helped to improve domestic consumption. Swiss watch export figures indicate solid growth over the previous year although the rate of increase has slowed recently. In general, the retail outlook for the coming holiday season remains positive.

Consolidated Financial Results

        The following is a summary of the Company's consolidated quarterly results for the eight quarters ended October 31, 2004 under the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts)(unaudited)

	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	NINE MONTHS ENDED OCT. 31, 2004	NINE MONTHS ENDED OCT. 31, 2003
Sales	$104,065	$84,487	$52,269	$41,638	$53,958	$—	$—	$—	$240,821	$53,958
Cost of sales	45,244	37,746	28,591	26,128	20,276	—	—	—	111,581	20,276

	58,821	46,741	23,678	15,510	33,682	—	—	—	129,240	33,682
Selling, general and administrative expenses	20,452	17,632	8,714	3,704	4,795	2,870	2,286	2,507	46,798	9,951

Earnings (loss) from operations	38,369	29,109	14,964	11,806	28,887	(2,870)	(2,286)	(2,507)	82,442	23,731

Interest and financing expenses	(3,522)	(3,530)	(3,407)	(7,127)	(5,180)	(157)	(146)	—	(10,459)	(5,483)
Other income	574	467	495	183	184	247	227	268	1,536	658
Gain on sale of other assets	—	—	—	98	222	327	338		—	887
Foreign exchange gain (loss)	(8,543)	760	(349)	(338)	682	3,572	9,367	3,175	(8,132)	13,621

Earnings before income taxes	26,878	26,806	11,703	4,623	24,795	1,119	7,500	936	65,387	33,414
Income taxes (recovery)	18,921	14,798	8,862	1,460	11,247	(4,714)	2,337	(381)	42,581	8,870

Earnings before minority interest	7,957	12,008	2,841	3,163	13,548	5,833	5,163	1,317	22,806	24,544
Minority interest	(503)	(287)	44	—	—	—	—	—	(746)	—

Earnings	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$1,317	$23,552	$24,544

Basic earnings per share	$0.15	$0.21	$0.05	$0.06	$0.25	$0.11	$0.09	$0.03	$0.41	$0.45
Diluted earnings per share	$0.14	$0.21	$0.05	$0.06	$0.24	$0.10	$0.09	$0.03	$0.40	0.43
Total assets	$957,779	$834,532	$817,980	$632,768	$611,390	$575,274	$577,855	$516,898	$957,779	$611,390
Total long-term liabilities	$403,011	$334,317	$320,749	$229,827	$290,414	$275,932	$284,648	$249,206	$403,011	$290,414

Results of Operations

        Aber's results of operations include results from its mining operations and results from Harry Winston since April 1, 2004, the date of acquisition. Harry Winston operates eight retail salons around the world.

        Production from the Diavik Mine continues at higher than forecast processing rates. Process plant throughput at an annualized rate above 2.0 million tonnes per annum has now been sustained for two consecutive quarters, and is considered by DDMI to be sustainable going forward. Ore processing for the third quarter averaged 2.2 million tonnes per annum. The dilutive effect of the low grade mud unit on recovered head grade has substantially diminished as ore is extracted from successively deeper benches in the A154 pit. After adjustment for dilution and metallurgical recovery, recovered head grade successfully reconciles against the original mine plan forecast.

        Delineation drilling on A154 South, A154 North and A418, and diamond sampling from lower elevations of the A154 North pipe, has now been completed. The results of this work have been incorporated into the revised mine plan. The revised mine plan impacts provisions for expenditure on certain capital expenditure items, including the A418 dike and the underground mine development of the A154 South, A154 North and A418 pipes.

        During the third quarter, the summer exploration program was completed. Six targets were drill tested and no new kimberlites were identified. The total number of new kimberlite pipes discovered during 2004 stands at two, for a current total of sixty-four on the Diavik group of mineral claims.

Mine Production

        Aber's 40% share of Diavik Mine production:

	THREE MONTHS ENDED SEPTEMBER 30, 2004	THREE MONTHS ENDED SEPTEMBER 30, 2003	NINE MONTHS ENDED SEPTEMBER 30, 2004	NINE MONTHS ENDED SEPTEMBER 30, 2003
Diamonds recovered (000s carats)	905	586	2,429	1,092
Grade (carats/tonne)	4.04	3.98	4.06	3.12
Operating costs, cash ($ millions)	17.8	11.9	50.4	32.9
Operating costs per carat, cash ($)	20	20	21	30

        Cash operating costs increased by $1 per carat from the preceding calendar quarter and decreased by $10 per carat on a year-to-date basis compared to the Joint Venture's twelve-month results at December 31, 2003. The increase in cost per carat from the preceding calendar quarter results from the strengthening of the Canadian dollar against the U.S. dollar.

Three Months Ended October 31, 2004 Compared to Three Months Ended July 31, 2004 and October 31, 2003

Net Earnings

        The third quarter earnings of $8.5 million or $0.15 per share represent a decrease of $3.8 million or $0.06 per share as compared to the second quarter results of $12.3 million or $0.21 per share and a decrease of $5.1 million or $0.10 per share as compared to the results from the third quarter of the prior year. The Company's cash earnings per share for the third quarter was $0.80 compared to cash earnings of $0.63 in the second quarter and $0.58 in the third quarter of the prior year. In the third quarter, the Company recorded an unrealized foreign exchange loss of $8.6 million primarily as a result of the strengthening of the Canadian dollar against the U.S. dollar. Earnings would have been $17.1 million or $0.30 per share had the unrealized foreign exchange loss not occurred in the third quarter of the current year.

Revenue

        Sales for the third quarter totalled $104.1 million, which included sales of $35.1 million from Harry Winston for the quarter. This compares to sales of $84.5 million in the preceding quarter, which included sales of $28.2 million from Harry Winston and $54.0 million in the comparable quarter of the prior year. The increase in sales during the current quarter resulted primarily from an increase in the quantity of rough diamond product available for sale from mine production. Additionally, sales from Harry Winston increased $6.9 million during the quarter. During the current quarter Aber completed two rough diamond sales compared to a plan of three. The October rough diamond sale was postponed to the fourth quarter of this year as Aber elected to sell a substantial portion of its sales allocation through an open market tender process that occurred in the month of November.

Cost of Sales

        The Company's cost of sales recorded for the third quarter was $45.2 million compared to $37.8 million for the previous quarter and $20.3 million for the comparable quarter of the previous year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting activities and cost of sales from Harry Winston. Aber has provided segmented analysis below for additional information.

Selling, General and Administrative Expenses

        Selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and related office costs. The third quarter saw SG&A expenses of $20.5 million, including $16.5 million of SG&A expenses from Harry Winston, as compared to $17.6 million from the prior quarter (which included $13.4 million from Harry Winston) and $4.8 million from the comparable quarter of the prior year.

        The increase from the second to the third quarter of the current year in SG&A expenses results from an increase of $1.2 million in salaries and benefits, $1.1 million in advertising and $0.6 million in other expenses. Aber has provided segmented analysis below for additional information.

Income Taxes

        Aber recorded a tax expense of $18.9 million during the quarter compared to $14.8 million in the previous quarter and $11.2 million in the comparable quarter of the previous year. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 65% which is based on a combined statutory income tax and Northwest Territories royalty rate of 45% adjusted for Large Corporations Tax and items that are not deductible for income tax and/or Northwest Territories royalty purposes. In the third quarter, the increased effective tax rate primarily relates to the impact of foreign exchange fluctuations during the quarter. The Company's functional and reporting currency is U.S. dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the U.S. dollar.

        During the third quarter, as the Canadian dollar continued to strengthen against the U.S. dollar, the Company recorded an unrealized foreign exchange loss of $8.6 million, increasing its effective tax rate by approximately 13%. Additionally, as a result of the Company's holding of U.S. dollar denominated debt and cash, the Company's tax liability increased by 6% during the quarter. The Company also increased its effective tax rate by 4.5% due to Harry Winston's current quarter tax losses, for which an income tax benefit has not been recognized.

        The amount of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024.

        The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate:

	THREE MONTHS ENDED OCTOBER 31, 2004	THREE MONTHS ENDED OCTOBER 31, 2003
Statutory income tax rate	45%	42%
Large corporation tax, stock compensation & resource allowance	2%	-5%
Impact of foreign exchange	19%	3%
Other items	4%	5%

Effective income tax rate	70%	45%

Interest and Financing Expense

        Interest and financing expense of $3.5 million were incurred during the quarter compared to $3.5 million for the previous quarter and $5.2 million during the comparable quarter of the prior year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities.

Other Income

        Included in other income is interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

        A foreign exchange loss of $8.5 million was recognized during the quarter compared to a foreign exchange gain of $0.8 million from the previous quarter and a gain of $0.7 million in the comparable quarter of the preceding year. The loss primarily related to an $8.6 million unrealized foreign exchange loss as a result of the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthened Canadian dollar against the U.S. dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any hedges outstanding.

Segmented Analysis

        The operating segments of the Company include mining and retail segments.

MINING
 (expressed in thousands of United States dollars) (unaudited)

	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	NINE MONTHS ENDED OCT. 31, 2004	NINE MONTHS ENDED OCT. 31, 2003
Sales	$68,980	$56,281	$42,153	$41,638	$53,958	$—	$—	$—	$167,414	$53,958
Cost of sales	26,203	23,234	23,521	26,128	20,276	—	—	—	72,958	20,276

	42,777	33,047	18,632	15,510	33,682	—	—	—	94,456	33,682
Selling, general and administrative expenses	3,997	4,239	3,996	3,704	4,795	2,870	2,286	2,507	12,232	9,951

Earnings (loss) from operations	$38,780	$28,808	$14,636	$11,806	$28,887	$(2,870)	$(2,286)	$(2,507)	$82,224	$23,731

        The mining segment includes the production and sale of rough diamonds.

        Sales for the third quarter totalled $69.0 million compared to $56.3 million in the preceding quarter. The Company held two rough diamond sales in the third quarter of this year compared to a plan of three. The October rough diamond sale was postponed to the fourth quarter of this year as Aber elected to sell a substantial portion of its sales allocation through an open market tender process that occurred in the month of November.

        Cost of sales includes cash operating costs of $13.9 million, non-cash operating costs of $11.0 million and private production royalties of $1.3 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs which comprise of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        The third quarter gross margin was 62% compared to 59% in the preceding quarter. The increase in gross margins in the current quarter was the result of lower cash costs per unit due to increased production.

        The mining segment incurred SG&A expenses of $4.0 million during the third quarter compared to $4.2 million in the second quarter. The decrease resulted from higher rental recoveries from real property, employee relocation expenses recorded in the second quarter, and lower professional fees incurred in the third quarter.

RETAIL
 (expressed in thousands of United States dollars) (unaudited)

	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	NINE MONTHS ENDED OCT. 31, 2004	NINE MONTHS ENDED OCT. 31, 2003
Sales	$35,085	$28,206	$10,116	$—	$—	$—	$—	$—	$73,407	$—
Cost of sales	19,041	14,512	5,070	—	—	—	—	—	38,623	—

	16,044	13,694	5,046	—	—	—	—	—	34,784	—
Selling, general and administrative expenses	16,455	13,393	4,718	—	—	—	—	—	34,566	—

Earnings (loss) from operations	$(411)	$301	$328	$—	$—	$—	$—	$—	$218	$—

        Aber completed its acquisition of a 51% interest in Harry Winston during the first quarter of this year. The retail segment includes sales from Harry Winston's eight salons, which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei.

        Sales for this quarter were $35.1 million compared to $28.2 million from the second quarter with gross margins declining during the third quarter compared to that of the second quarter. The increase in SG&A expense in the third quarter to $16.5 million, compared to $13.4 million in the second quarter, relates to increased salaries and benefits of $1.3 million, advertising and related costs of $1.0 million and administrative expenses of $0.8 million. The increase in salaries and benefits resulted from the hiring of a new management team, and the increase in advertising results from the launch of a new worldwide advertising campaign.

        Harry Winston opened new salons in Taipei and Las Vegas as scheduled in the quarter. At the beginning of October, the Taipei salon in the Formosa Regent Hotel had an encouraging start and will continue to focus on local high net worth consumers. The October opening of the Las Vegas salon, in the new extension of Caesars Palace Forum, has generated a great deal of publicity and has since experienced a high level of traffic.

        During the quarter, Harry Winston launched a new worldwide advertising campaign covering both whole-page spreads for monthly magazines, as well as smaller tactical images in newspapers. The image advertisements were the last commercial work of the celebrated photographer Richard Avedon and features portraits of Anjelica Huston and Mena Suvari amongst others. By contrast, the newspaper advertising features various whimsical images that cover a broader range of product offerings.

Nine Months Ended October 31, 2004 Compared to Nine Months Ended October 31, 2003

Net Earnings

        Aber's net earnings for the nine months ended October 31, 2004 totalled $23.6 million or $0.41 per share, compared to net earnings of $24.5 million or $0.45 per share for the same period of the preceding year. The nine month results for the preceding year includes only commercial production from August 1, 2003 onward. The Company's cash earnings per share for the nine months ended October 31, 2004 was $1.75 compared to cash earnings per share of $0.50 for the same period of the preceding year. The third quarter of the current year includes an unrealized foreign exchange loss of $8.6 million primarily as a result of the strengthening of the Canadian dollar against the U.S. dollar. Earnings for the nine months would have been $32.2 million or $0.56 per share had the unrealized foreign exchange loss not occurred.

Revenue

        Aber recorded sales for the nine months ended October 31, 2004 of $240.8 million compared to sales of $54.0 million for the comparable period in the prior year. Sales prior to August 1, 2003 (commencement of commercial production) were credited against deferred mineral property costs. Sales for the nine months ended October 31, 2004 included $167.4 million from the sale of rough diamonds and $73.4 million from Harry Winston. The Company completed six rough diamond sales during the nine months ended October 31, 2004 versus the previously planned eight. Two of the rough diamond sales were combined in the first quarter due to the reduced quantity of product available for sale, resulting from the processing of the low-grade, mud-rich material that surrounds the kimberlite ore at the Diavik Mine. The October rough diamond sale was postponed to the fourth quarter of this year as Aber elected to sell a substantial portion of its sales allocation through an open market tender process that occurred in the month of November.

Cost of Sales

        The Company recorded cost of sales of $111.6 million during the nine months ended October 31, 2004 compared to $20.3 million during the nine months of the prior year. Cost of sales incurred prior to August 1, 2003 (commencement of commercial production) was recorded against deferred mineral property costs.

Selling, General and Administrative Expense

        Aber incurred SG&A expenses of $46.8 million for the nine months ended October 31, 2004, compared to $10.0 million incurred for the nine months ended October 31, 2003. Included in SG&A expense for the nine months ended October 31, 2004 are $34.6 million in SG&A expenses related to Harry Winston. Excluding Harry Winston, SG&A expenses were higher in salaries and related benefits of $1.7 million, higher stock options expense of $0.8 million, higher professional fees of $1.2 million, lower in business development costs of $1.3 million and a reduction in other expenses of $0.2 million as compared to the nine months ended October 31, 2003. The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, and rent and related office costs.

Income Taxes

        The Company's income tax expense of $42.6 million was recorded during the nine months ending October 31, 2004 compared to an income tax expense of $8.9 million for the nine months ending October 31, 2003. The expense recorded in the preceding year included a non-cash income tax benefit of $4.7 million relating to the revaluation of future income tax liabilities for reductions in future tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation. The current year's tax expense reflects a cumulative non-cash income tax expense relating to the revaluation of future income tax liabilities to reflect an increase of 2% in future income tax rates in the Northwest Territories of $3.3 million incurred in the first quarter and an income tax expense of $39.3 million. Aber is currently in an income tax payable position for Large Corporations Tax and Northwest Territories royalty, and is currently projected to be in a full cash taxable position effective the second quarter of the fiscal year ended January 31, 2006.

        The amount of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024.

        The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate:

	NINE MONTHS ENDED OCTOBER 31, 2004	NINE MONTHS ENDED OCTOBER 31, 2003
Statutory income tax rate	45%	42%
Large corporation tax, stock compensation & resource allowance	2%	-3%
Impact of foreign exchange	8%	-5%
Other items	10%	-7%

Effective income tax rate	65%	27%

Interest and Financing Expenses

        Interest and financing expenses of $10.5 million were incurred during the nine months ended October 31, 2004 compared to $5.5 million for the comparable period in the preceding year. The current year's interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. Prior to the commencement of commercial production (August 1, 2003) at the Diavik Mine, all interest and financing costs were capitalized to deferred mineral property costs with the exception of interest and financing on Aber's first mortgage on real property.

Other Income

        Other income includes interest earned on the Company's various bank accounts.

Foreign Exchange Gain (Loss)

        A foreign exchange loss of $8.1 million was recognized during the nine months ended October 31, 2004 compared with a gain of $13.6 million recognized during the nine months ended October 31, 2003. The current year loss was primarily the result of an $8.6 million unrealized foreign exchange loss on the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company. The prior year gain was substantially recorded on Aber's U.S. dollar denominated net debt position and reflected a strengthened Canadian dollar prior to the adoption of the United States dollar as the functional and reporting currency. The Company does not currently have any hedges outstanding.

Liquidity and Capital Resources

Working Capital

        Working capital increased to $211.5 million at October 31, 2004 from $60.3 million at January 31, 2004, primarily as a result of the addition of merchandise inventory in conjunction with the April 1, 2004 acquisition of Harry Winston, cash received from operations and the net funds of $53.6 million received from the issuance of common shares in the first quarter but after $35.3 million for the acquisition of Harry Winston. Aber had $179.2 million in unrestricted cash and cash equivalents and contingency cash collateral and reserves of $13.6 million at October 31, 2004 compared to $23.6 million and $100.1 million respectively at January 31, 2004. Included in unrestricted cash and cash equivalents at October 31, 2004 was $3.5 million held at the Diavik Mine and $7.1 million held at Harry Winston. This compares to unrestricted cash and cash equivalents of $7.2 million held at the Diavik Mine at January 31, 2004.

Net Debt

        At October 31, 2004, $23.7 million was drawn under the Company's revolving financing facility relating to its Belgian subsidiary, Aber International N.V., compared to $nil drawn at January 31, 2004. The amount outstanding resulted from the postponement of Aber's October rough diamond sale to the fourth quarter of this year that was completed in the month of November.

        During the quarter, Harry Winston drew down a further $4.7 million on its $60.0 million credit facility, resulting in a total of $39.8 million outstanding at the end of October 31, 2004, primarily to fund capital expenditures and inventory for new salon developments.

        In the second quarter, Aber made its first semi-annual mandatory repayment of $10.0 million on its $100.0 million senior secured term facility. The $100.0 million senior term facility is part of Aber's amended financing arrangements that were completed during the first quarter. The amended financing arrangements also include a $75.0 million senior secured revolving credit facility. At October 31, 2004, the Company had $90.0 million outstanding on its senior secured term facility and $75.0 million outstanding on its senior secured revolving credit facility.

Cash Flow from Operations

        During the quarter ended October 31, 2004, Aber generated $44.1 million in cash from operations, compared to $15.0 million in the previous quarter. Variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the cyclical nature of the Company's rough diamond sales activities and Harry Winston's retail sales, and accordingly the Company expects that such variability will continue to occur on a quarter over quarter basis. During the third quarter, the Company incurred additional accounts payable and accrued liabilities of $20.7 million, recorded an unrealized foreign exchange loss of $8.6 million that resulted from the revaluation of the Company's Canadian denominated future income tax liability, purchased $10.1 million of inventory, increased accounts receivable of $3.0 million and reduced prepaid expenses by $0.8 million.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. The Company funds its 40% share of operating purchase obligations from the Diavik Mine on a monthly basis.

        The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS ($000s)	TOTAL	LESS THAN 1 YEAR	YEAR 2-3	YEAR 4-5	AFTER 5 YEARS
Long-term debt (a)	$223,812	$20,352	$88,804	$108,205	$6,451
Environmental and Participation Agreements Incremental commitments (b)	45,423	103	16,420	19,376	9,524

Total contractual obligations	$269,235	$20,455	$105,224	$127,581	$15,975

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled amortization of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009. Included under long-term debt is the Harry Winston's $60.0 million credit facility, which expires on March 31, 2008 with no scheduled repayments, required before that date. Also included under long-term debt are notes payable pertaining to four convertible subordinated note agreements totalling $10.5 million with two of Harry Winston's shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price. If Harry Winston is unable to pay in cash the aggregate principal amount and accrued unpaid interest on the maturity date then the unpaid principal amount of the notes plus accrued interest will dilute the common shares of Harry Winston.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at October 31, 2004 was $25.8 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount $25.8 million satisfies that part of the respective contractual obligations included in the table above. The actual timing of the cash outlay for the Joint Venture's obligations under these agreements is not anticipated until later in the life of the Diavik Mine.

(c)
In order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis. DDMI has presented Aber with a revised mine plan for the period of 2005 to 2009. Aber's currently estimated share of the capital expenditures, including sustaining capital, for calendar years 2005 to 2009 is approximately $230.0 million.

        Aber repaid $10.0 million of its $100.0 million senior secured term facility during the second quarter.

Investing Activities

        During the third quarter, the Company purchased capital assets of $3.3 million. Out of this amount, $0.9 million of the capital assets were purchased for the Diavik Mine. The Company currently anticipates capital spending for the remainder of the year to be approximately $11.0 million.

Foreign Exchange Effect on Cash Balances

        The Company's cash resources are held in both Canadian dollars and U.S. dollars, although a substantial portion of the Company's cash resources were held in U.S. dollars as at October 31, 2004. In the current quarter, the total impact of foreign exchange translation amounted to a source of cash of $2.5 million on non-U.S. reported cash on the balance sheet. The Canadian dollar over the last quarter has strengthened relative to the U.S. dollar and has resulted in a positive impact of $1.3 million. The remaining $1.2 million results from the positive impact of non-U.S. cash held by Harry Winston. This is reflected on the Company's Consolidated Statements of Cash Flows under the foreign exchange effect on cash balance.

Non-Canadian GAAP Performance Measures

        References to "cash earnings" are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber's financial results. Management believes that cash earnings is a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

        Cash earnings per share is cash earnings on a per share basis. Cash earnings per share is not a standard measure under Canadian GAAP. The method of calculating Aber's cash earnings per share may differ from similar computations as reported by other similar companies and, accordingly, may not be comparable. Management believes that in addition to cash earnings, cash earnings per share is a useful supplemental measure to provide investors with information on the impact of non-cash income tax expense, non-cash foreign exchange, and depreciation and amortization on Aber's earnings (loss) per share.

RECONCILIATION OF EARNINGS TO CASH EARNINGS
 (expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1	FY03 Q4	NINE MONTHS ENDED OCT. 31, 2004	NINE MONTHS ENDED OCT. 31, 2003
Earnings	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$5,163	$1,317	$23,552	$24,544
Non-cash income tax (recovery)	17,888	14,356	8,079	237	10,388	(4,862)	2,062	(546)	40,323	7,588
Non-cash foreign exchange loss (gain)	8,608	(888)	440	560	(682)	(13,151)	10	—	8,160	(13,823)
Depreciation and amortization	11,477	10,195	7,188	12,484	9,191	198	190	80	28,860	9,579

Cash earnings (loss)	$46,433	$35,958	$18,504	$16,444	$32,445	$(11,982)	$7,425	$851	$100,895	$27,888

Cash earnings (loss) per share	$0.80	$0.63	$0.32	$0.29	$0.58	$(0.22)	$0.14	$0.02	$1.75	$0.50

Outlook

        Processing of ore at the Diavik Mine is expected to continue at higher than forecast rates through the fourth quarter. Average grade and carat production is expected to decrease compared to the third quarter due to the processing of ore from the upper benches of the A154 North pipe. Total carat production for 2004 is still expected to be in the mid to upper range of 7.0 to 8.0 million carats. Lower carat production from A154 North is not expected to have any impact on Aber's rough diamond sales schedule.

        Aber currently expects to receive a reserve statement early in the next calendar year from the project operator, DDMI, based on the results of the delineation drilling and diamond sampling completed during the third quarter.

        Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, has presented a revised mine plan to the joint venture participants (Aber 40%). The joint venture partners believe that the strong diamond market and positive long-term demand for diamonds warrant the acceleration of production in a manner that maximizes project value while maintaining project life.

        The processing plant has achieved, on a consistent basis, an annualized through-put rate in excess of 2.0 million tonnes of ore. Based on the current performance, the revised plan calls for increased through-put during calendar 2005 yielding between 8.5 and 9.5 million carats. In 2005, 70% of the ore will be supplied from the A154 South ore body with the remainder coming from A154 North towards the end of the calendar year. Production cash costs for calendar 2005 are currently anticipated to be approximately $180.0 million.

        On the basis of a revised ore reserve statement expected in the New Year, the mine plan calls for an expanded through-put of 2.5 million tonnes of ore to be reached by 2008. Diamond production for 2006 to 2009 is expected to be in the range of 8.0 to 10.0 million carats per annum.

        In support of the increased processing capacity, the revised mine plan advances the development of the A418 dyke and open pit as well as a decline designed to establish optimum underground mining techniques ahead of planned underground mining of the A418, A154 South and A154 North pipes. Aggregate capital expenditures of $208.0 million and $82.0 million, respectively, have been assigned to these particular activities. Aber's currently estimated share of the total capital expenditure, including sustaining capital, for calendar years 2005 to 2009 is approximately $230.0 million.

        Other strategic initiatives in calendar 2005 will include large diameter core drilling on A418 to better determine grade at depth as well as further deep delineation drilling of the A154 South and A154 North kimberlite pipes to refine pipe geometries in the area of the underground mine. In 2005 and 2006, a bulk sample will be taken from the A21 kimberlite to provide a diamond sample of adequate size to determine a diamond price estimate robust enough to support a production decision. Diamonds from A21 were originally valued at an average of $28 per carat based on a sample of only 90 carats.

        Exploration objectives in 2005 remain the expansion of the project reserve base to deliver enhanced project life and capacity. The program will focus on the evaluation of known kimberlites as well as further exploration for new economic kimberlites within the Diavik group of claims. An integrated exploration program, including airborne and ground geophysical programs, diamond drilling and reverse circulation drilling, will be completed during the year to assess prospective anomalies as well as to evaluate the potential of known kimberlites. Approximately $3.0 million has been assigned to exploration for each of the next 5 years.

        Three rough diamond sales, including Aber's open market tender sale, are expected in the fourth quarter.

        Harry Winston maintains a positive retail outlook for the upcoming holiday season with support from a new and innovative worldwide advertising campaign.

Accounting Policies and Estimates

        There have been no changes to the Company's critical accounting estimates or policies from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2004, except as described below.

Intangible assets

        Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of 65 to 120 months. Certain intangible assets have an infinite useful life. On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment of intangible assets and goodwill by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in arm's length transaction. If the fair value is determined to be less than the net book value, the excess of the net book over the fair value is charged to operations in the period in which such impairment is determined by management.

Transactions with Related Parties

        The Company has a sales agreement with Tiffany and Co. ("Tiffany"), a shareholder of Aber. Tiffany has the right to purchase a specific assortment of rough diamonds for a minimum of $50.0 million annually subject to Aber's ability to supply such diamonds from its available allocation from the Diavik Mine. The supply of diamonds is sold at fair market value less a discount. Year-to-date sales of $23.7 million have been made to Tiffany.

        Transactions with related parties include management agreements with all of Harry Winston's shareholders and rent relating to the New York property payable to an employee and shareholder.

Risks and Uncertainties

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

        The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the United States and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the United States or Japan, or the occurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the U.S. dollar price, and although the Company reports its financial results in U.S. dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that is incurred and will be payable in Canadian dollar. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the U.S. dollar. The appreciation of the Canadian dollar against the U.S. dollar, and the depreciation of such other currencies against the U.S. dollar, will therefore increase the expenses of the Diavik Mine relative to the revenue Aber will receive from diamond sales and will decrease the U.S. dollar revenues received by Harry Winston, respectively.

        From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Regulatory and Environmental Risks

        The operation of the Diavik Mine and exploration activities at the Diavik project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

        Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

        As a result of Aber's acquisition of a 51% interest in Harry Winston, Aber is now exposed to competition in the retail diamond market from other luxury goods diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods diamond and jewelry retailers will be dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Outstanding Share Information as at October 31, 2004

Authorized	—	unlimited
Issued and outstanding shares	—	57,688,746
Fully diluted*	—	60,260,470
Weighted average outstanding shares	—	57,485,192
Options outstanding	—	2,571,724

*
Fully diluted shares outstanding under the treasury stock method.

Additional Information

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	OCTOBER 31, 2004	JANUARY 31, 2004
	(UNAUDITED)
Assets
Current assets:
Cash and cash equivalents	$179,234	$23,628
Cash collateral	13,555	100,091
Accounts receivable	13,751	3,549
Inventory and supplies — note 4	152,947	22,177
Advances and prepaid expenses	11,146	2,130

	370,633	151,575
Deferred mineral property costs	201,812	206,073
Capital assets	262,381	263,442
Intangible assets, net — note 5	43,766
Goodwill	40,900
Future income tax asset	24,491	7,360
Other assets	13,796	11,678

	$957,779	$640,128

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$60,659	$18,478
Promissory note — note 6	49,765
Bank advances — note 7	28,401
Current portion of long-term debt	20,352	72,805

	159,177	91,283
Long-term debt — note 7	203,460	150,270
Future income tax liability — note 8	165,491	74,852
Other long-term liabilities	16,717	12,065
Minority interest — note 3	17,343	—
Shareholders' equity:
Share capital — note 9	289,573	232,897
Stock options	8,440	6,096
Retained earnings	80,583	57,031
Cumulative translation adjustment	16,995	15,634

	395,591	311,658

	$957,779	$640,128

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Retained Earnings
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	THREE MONTHS ENDED OCT. 31, 2004	THREE MONTHS ENDED OCT. 31, 2003	NINE MONTHS ENDED OCT. 31, 2004	NINE MONTHS ENDED OCT. 31, 2003
Sales	$104,065	$53,958	$240,821	$53,958
Cost of sales	45,244	20,276	111,581	20,276

	58,821	33,682	129,240	33,682
Selling, general and administrative expenses	20,452	4,795	46,798	9,951

Earnings from operations	38,369	28,887	82,442	23,731

Interest and financing expenses	(3,522)	(5,180)	(10,459)	(5,483)
Other income	574	184	1,536	658
Gain on sale of other assets	—	222	—	887
Foreign exchange gain (loss)	(8,543)	682	(8,132)	13,621

Earnings before income taxes	26,878	24,795	65,387	33,414
Income taxes Current — note 8	1,033	759	2,262	2,196
Income taxes Future — note 8	17,888	10,488	40,319	6,674

Earnings before minority interest	7,957	13,548	22,806	24,544
Minority interest	(503)	—	(746)	—

Net earnings	8,460	13,548	23,552	24,544
Retained earnings, beginning of period	72,123	40,320	57,031	29,324

Retained earnings, end of period	$80,583	$53,868	$80,583	$53,868

Earnings per share
Basic	$0.15	$0.25	$0.41	$0.45

Fully diluted	$0.14	$0.24	$0.40	$0.43

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars) (unaudited)

	THREE MONTHS ENDED OCT. 31, 2004	THREE MONTHS ENDED OCT. 31, 2003	NINE MONTHS ENDED OCT. 31, 2004	NINE MONTHS ENDED OCT. 31, 2003
Cash provided by (used in):
Operating:
Net earnings for the period	$8,274	$13,548	$23,366	$24,543
Items not involving cash:
Amortization	11,477	9,191	28,860	9,578
Future income taxes	10,364	10,488	28,585	7,733
Stock-based compensation	715	1,081	2,178	2,303
Foreign exchange	8,608	(682)	8,160	(13,843)
Minority interest	(3,553)	—	(3,956)	—
Gain on sale of other assets	—	(256)	—	(887)
Change in non-cash operating working capital	8,228	443	(10,700)	(954)

	44,113	33,813	76,493	28,473

Financing:
Issuance of long-term debt	4,662	—	11,653	28,000
Bank advances	23,620	—	23,620	—
Repayment of long-term debt	—	(68)	(46,113)	(196)
Deferred financing	—	—	(4,220)	(868)
Issue of common shares, for cash	2,041	9,475	56,676	11,013

	30,323	9,407	41,616	37,949

Investing:
Cash collateral and cash reserve	(222)	(34,800)	86,536	(34,800)
Deferred mineral property costs	(2,754)	—	(6,107)	(18,778)
Capital assets	(3,299)	(3,283)	(12,106)	(15,630)
Deferred charges	—	—	(2,719)	(528)
Purchase of Harry Winston (net of opening cash)	(336)	—	(30,298)	—
Proceeds on sale of other assets	—	692	—	3,961

	(6,611)	(37,391)	35,306	(65,775)

Foreign exchange effect on cash balances	2,541	939	2,191	2,377
Increase in cash and cash equivalents	70,366	6,768	155,606	3,024
Cash and cash equivalents,beginning of period	108,868	20,706	23,628	24,450

Cash and cash equivalents,end of period	$179,234	$27,474	$179,234	$27,474

Change in non-cash operating working capital:
Accounts receivable	$(3,040)	$(2,608)	$385	$(2,597)
Prepaid expenses	718	(928)	1,433	(831)
Inventory	(10,142)	1,800	(25,875)	1,800
Accounts payable and accrued liabilities	20,692	2,179	13,357	674

	$8,228	$443	$(10,700)	$(954)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
October 31, 2004
(tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1 — Nature of Operations

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories.

Aber acquired a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, USA during the year. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004.

Note 2 — Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2004, except as described below.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2004 since these financial statements do not include all disclosures required by generally accepted accounting principles.

Intangible Assets

Intangible assets are recorded at fair value upon acquisition and are amortized on a straight-line basis over their estimated useful life of 65 to 120 months. Certain intangible assets have an infinite useful life (Note 5). On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value. The Company assesses impairment of intangible assets and goodwill by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in arm's length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to operations in the period in which such impairment is determined by management.

Note 3 — Acquisition

On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same period in which the intangible assets are separately identified.

Accounts receivable	$30,045
Inventory	92,658
Intangibles	44,160
Goodwill	40,900
Other assets	22,724
Accounts payable and accrued liabilities	(32,199)
Bank loan	(43,872)
Future income tax liability	(20,644)
Minority interest	(17,543)
Notes payable	(10,511)
Other liabilities	(16,728)

$88,990

Cash paid at acquisition	$40,000
Purchase price adjustment	(5,066)
Promissory note	49,765
Acquisition and other costs	4,291

$88,990

Minority interest represents the remaining 49% ownership of Harry Winston. The Company consolidates the result of Harry Winston and records a minority interest ownership.

Note 4 — Inventory and Supplies

	OCTOBER 31, 2004	JANUARY 31, 2004
Rough diamond inventory	$30,636	$11,128
Merchandise inventory	108,503	—
Supplies inventory	13,808	11,049

Total inventory and supplies	$152,947	$22,177

Rough diamond inventory represents rough diamonds held at October 31, 2004 at various Aber locations. Merchandise inventory represents jewelry and watches held at Harry Winston. Supplies inventory represents spare parts and consumable inventory held at the Diavik Mine.

Note 5 — Intangible Assets

	AMORTIZATION PERIOD	COST	ACCUMULATED AMORTIZATION	OCTOBER 31, 2004 NET	JANUARY 31, 2004 NET
Trademark	indefinite life	$33,850	$—	$33,850	$—
Drawings	indefinite life	5,200	—	5,200	—
Wholesale distribution network	120 months	2,500	(146)	2,354	—
Store leases	65 to 105 months	2,610	(248)	2,362	—

Intangible assets		$44,160	$(394)	$43,766	$—

The aggregate amortization expense for the period ended October 31, 2004 was $0.4 million.

Note 6 — Promissory Note

	OCTOBER 31, 2004	JANUARY 31, 2004
Promissory note	$49,765	$—

The $49.8 million represents the balance of the purchase price payable by the Company for its acquisition of 51% of Harry Winston, which is to be paid within one year of the transaction date. Interest is payable on the promissory note at 7% per annum.

Note 7 — Long-Term Debt

	OCTOBER 31, 2004	JANUARY 31, 2004
Credit facility (a)	$165,000	$215,000
Harry Winston credit facility (b)	39,779	—
First mortgage on real property	8,522	8,075
Notes payable (c)	10,511	—

Total long-term debt	223,812	223,075

Less current portion (d)	(20,352)	(72,805)

	$203,560	$150,270

(a)   Credit facility

  On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or U.S. Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008 and are to be amortized as described in note 7 (d). The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly.

  As at October 31, 2004, the Company had a $90.0 million senior secured term facility and a $75.0 million senior secured revolving facility. The first drawdowns on both facilities were made on March 3, 2004. The Company made a scheduled repayment of $10.0 million on June 15, 2004. Additionally, the Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company.

  Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)   Harry Winston credit facility

  On March 31, 2004, Harry Winston, Inc. entered into a secured four-year credit agreement with a syndicated group of banks. The credit agreement established a $60.0 million facility that includes both a revolving line of credit and fixed rate short-term loans. At October 31, 2004, $39.8 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston, Inc. and Harry Winston Far East, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

  The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.

  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston, Inc. and inventory of Harry Winston Far East, K.K. with no guarantees or recourse to Aber.

  The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.75% above LIBOR and 1.75% above the bank's prime rate, respectively.

(c)   Notes payable

  On March 31, 2004, Harry Winston entered into four convertible subordinated note agreements totalling $10.5 million with two of its minority shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price. If Harry Winston is unable to pay in cash the aggregate principal amount and accrued unpaid interest on the maturity date then the unpaid principal amount of the notes plus accrued unpaid interest will dilute the common shares of Harry Winston.

(d)   Current portion of long-term debt

  Scheduled amortization of the Company's senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006.

  Both facilities have a final maturity date of December 15, 2008. The Company may at any time prepay either facility, in whole or in part, in minimum payments of $5.0 million.

(e)   Bank advances

  The Company also operates a revolving financing facility. Under the terms of the facility, the Company has available $34.0 million (utilization in either U.S. dollar or Euro) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At October 31, 2004, $23.4 million was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

  Harry Winston Far East maintains unsecured credit agreements with two banks each amounting to Yen 300 million (US$2.8 million). The credit facilities bear interest at 1.875% per annum and expire on December 30, 2004 and January 31, 2005, respectively. Under these agreements, $5.0 million was outstanding at October 31, 2004.

Note 8 — Income Tax

The future income tax asset of the Company is $24.5 million of which $18.4 million relates to Harry Winston. Included in the future tax assets is $15.4 million which has been recorded to recognize the benefit of $60.9 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2024.

The future income tax liability of the Company is $165.5 million of which $42.4 million relates to Harry Winston. Harry Winston's future income tax liabilities include $20.6 million from the purchase price allocation that has not yet been finalized. The Company's future income tax liability account is revalued to take into consideration the change in the Canadian dollar compared to the U.S. dollar and the unrealized foreign exchange gain or loss is recorded in net income for each period.

During the first quarter, the Northwest Territories territorial income tax rate was increased from 12% to 14%, retroactive to January 1, 2004. The increased rate was substantively enacted in March 2004, and as such, the effect on future tax assets and liabilities of the Company was $3.3 million recognized in earnings during the first quarter.

Note 9 — Share Capital

(a)   Authorized

  Unlimited common shares without par value.

(b)   Issued

	NUMBER OF SHARES	AMOUNT ($000s)
Balance, January 31,2004	55,933,232	$232,897
Shares issued for:
Cash	1,500,000	53,491
Cash on exercise of options	255,514	3,185

Balance, October 31,2004	57,688,746	$289,573

  In February, 2004, the Company issued 1,500,000 common shares for gross proceeds of Canadian $74.6 million, with issuance costs of Canadian $3.0 million.

Note 10 — Employee Benefit Plans

(a)   Restricted and Deferred Share Unit Plans ("RSU" and "DSU")

  During the nine months ended October 31, 2004, the Company issued 47,085 RSUs and 13,250 DSUs under an employee incentive compensation program. The Restricted and Deferred Share Unit Plans are full value phantom shares which mirror the value of Aber's publicly traded common shares.

  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability.

  Only non-executive directors of the Company are eligible for grants under the DSU plan. Each DSU grant vests immediately on the grant date.

  The expenses related to the RSUs and DSUs are accrued based on the price of Aber's common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $0.7 million for RSUs and DSUs for the nine months ended October 31, 2004.

(b)   Defined benefit plan

  Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States who were employees as of April 2001. The benefits are based on years of service and the employee's compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment specifically froze plan participation effective April 30, 2001. Harry Winston's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. The Plan assets and benefit obligations were valued as of August 31, 2003. The effective date of the last actuarial valuation for funding purposes was January 1, 2004. The next valuation is scheduled for January 1, 2005. Harry Winston has recorded $1.4 million as prepaid pension expense as at October 31, 2004.

(c)   Defined contribution plan

  Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee's salary. Harry Winston has provided approximately $0.2 million at October 31, 2004 for this match. The employee must meet minimum service requirements and continue employment on December 31 following the end of the fiscal year in order to receive this matching contribution.

  DDMI has a defined contribution plan covering substantially all employees whereby 6% of base pay and bonuses are set aside in this non-contributory plan. Employer contributions of $0.9 million have been made by DDMI to the plan as at September 30, 2004.

Note 11 — Related Parties

The Company has a sales agreement with Tiffany and Co. ("Tiffany"), a shareholder of Aber. Tiffany has the right to purchase a specific assortment of rough diamonds for a minimum of $50.0 million annually subject to Aber's ability to supply such diamonds from its available allocation from the Diavik Mine under a process managed by Aber. The supply of diamonds is sold at fair market value less a discount. Year-to-date sales of $23.7 million have been made to Tiffany.

Transactions with related parties include management agreements with all of Harry Winston's shareholders and rent relating to the New York property payable to an employee and shareholder.

Note 12 — Subsequent Events

On December 6, 2004, the Company announced the payment of a cash dividend to shareholders of record as of December 24, 2004 combined with a share repurchase program, through a Normal Course Issuer Bid, for up to 5% of Aber's outstanding shares. The implementation of the Normal Course Issuer Bid is subject to regulatory approval.

Note 13 — Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of October 31, 2004 upon the acquisition of Harry Winston.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of the rough diamonds in the marketplace.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

(expressed in thousands of United States dollars)

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004	MINING	RETAIL	TOTAL
Sales	$68,980	$35,085	$104,065
Cost of sales	26,203	19,041	45,244

	42,777	16,044	58,821
Selling, general and administrative expenses	3,997	16,455	20,452

Earnings (loss) from operations	38,780	(411)	38,369

Interest and financing expenses	(2,869)	(653)	(3,522)
Other income/(expense)	628	(54)	574
Foreign exchange gain (loss)	(8,723)	180	(8,543)

Segmented earnings (loss) before income taxes	$27,816	$(938)	$26,878

Segmented assets as of October 31, 2004
Canada	$693,087	$—	$693,087
United States	—	187,726	187,726
Other foreign countries	15,067	61,899	76,966

	$708,154	$249,625	$957,779

Goodwill as of October 31	$—	$40,900	$40,900
Capital expenditures	930	2,368	3,298
Other significant non-cash items:
Income tax expense	17,121	767	17,888

(expressed in thousands of United States dollars)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2004	MINING	RETAIL	TOTAL
Sales	$167,414	$73,407	$240,821
Cost of sales	72,958	38,623	111,581

	94,456	34,784	129,240
Selling, general and administrative expenses	12,232	34,566	46,798

Earnings from operations	82,224	218	82,442

Interest and financing expenses	(8,541)	(1,918)	(10,459)
Other income/(expense)	1,561	(25)	1,536
Foreign exchange gain (loss)	(8,273)	141	(8,132)

Segmented earnings (loss) before income taxes	$66,971	$(1,584)	$65,387

Segmented assets as of October 31, 2004
Canada	$693,087	$—	693,087
United States	—	187,726	187,726
Other foreign countries	15,067	61,899	76,966

	$708,154	$249,625	$957,779

Goodwill as of October 31	$—	$40,900	$40,900
Capital expenditures	8,090	4,015	12,105
Other significant non-cash items:
Income tax expense	39,706	617	40,323

Safe Harbour Statement on Forward-Looking Information

Included in this Interim Report are "forward-looking statements" and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of securities laws. Forward-looking statements and information may relate to Aber's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "estimate", "intend", "expect", "anticipate", "projected" or other similar expressions concerning matters that are not historical facts. In particular, statements regarding Aber's future operational or financial performance, future operations at the Diavik Mine or the results of future exploration activities are forward-looking statements and information.

All forward-looking statements and information are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies, regulatory developments, market forces, mining and exploration activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what Aber currently expects. With respect to Aber's future revenues from its marketing activities, these factors include developments in world diamond markets, diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to currency fluctuations and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of Commercial Production), these factors include the results of additional drilling and sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revisions to mining plans and other operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the U.S. dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

Readers are cautioned not to place undue reliance or importance on these forward-looking statements or information, which speak only as of the date of this Interim Report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Interim Report, actual events may differ materially from current estimates, expectations and projections. The Company disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements and information is contained in the Company's filings with Canadian and United States securities regulatory authorities.

www.aber.ca

P.O. BOX 4569, STATION A
TORONTO, ONTARIO, CANADA M5W 4T9
T 416.362.2237 F 416.362.2230

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Exhibit 1
ABER DIAMOND CORPORATION THIRD QUARTER REPORT NINE MONTHS ENDED OCTOBER 31, 2004
Consolidated Balance Sheets
Consolidated Statements of Earnings and Retained Earnings
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements